Exhibit 20



FOR IMMEDIATE RELEASE



             Merrimac Reports Profitable First Quarter 1999 Results;
                          Backlog Reflects Improvement


West Caldwell, N.J., May 6, 1999: Merrimac Industries, Inc. announces profitable results for the first quarter 1999 and an increase in its backlog.

First quarter 1999 sales of $4,739,000 declined compared to first quarter sales of the prior year of $5,793,000. Net income of $213,000 was $215,000 lower than net income of $428,000 reported for the first quarter of 1998, a decrease of 50.2%. Diluted net income per share was $.12, a decrease of 50% compared to diluted net income per share of $.24 reported for the first quarter of last year.

The backlog at the end of the first quarter of 1999 was $7.6 million, which includes $800,000 at recently acquired Filtran Microcircuits Inc., an increase of $1.4 million over year-end 1998. Orders received during the first quarter of 1999 were $5.2 million and were 9% above the first quarter sales level. For the month of April 1999 orders received were $2.5 million, and backlog at month-end has increased to $8.6 million.

Chairman and CEO Mason N. Carter commented: "We achieved our order and shipment goals while exceeding our profit plan for the quarter. Beyond these key performance measurements, we also had the strongest operating performance to date in terms of on-time delivery, reduction of late backlog and management of inventory. Our core manufacturing operations have been optimized as a result of last year's fourth quarter restructuring.

"We continue to make progress qualifying Multi-Mix(TM) Microtechnology at focused key accounts in satcom, defense and commercial market segments. Internally we have expanded our Multi-Mix(TM) process and on-going automation.

"We completed the acquisition of Filtran Microcircuits in the first quarter and are pleased with current customer demand and growth prospects. Filtran made a positive contribution to first quarter earnings.

"Recently, the Editors of Microwaves & RF Magazine presented Merrimac with their prestigious `Top Products of 1998 Award' for Multi-Mix(TM) three-dimensional circuit technology. The award cited this technology for its significance to the high-frequency industry. Our proprietary Multi-Mix(TM) filter line was also featured on the cover of Microwaves & RF Magazine in January. These honors, plus over a dozen feature articles, have helped to alert both existing and prospective customers across the RF/ Microwave industry to the enormous potential of Multi-Mix(TM) Microtechnology in wireless applications."

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, and, as a result of its recent acquisition of Filtran Microcircuits Inc., Ottawa, Ontario, Canada, an industry leader in gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro circuitry, has approximately 220 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                     Fax:       (973) 882-5989
         Chairman and CEO                    E-mail:    mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202     Internet:  www.merrimacind.com


Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.








                            Merrimac Industries, Inc.
                  Summary of Consolidated Statements of Income

                                   (Unaudited)


                                                      Quarter Ended
                                                  April 3         April 4
                                                     1999            1998
                                            -----------------------------------

Net sales                                       $4,739,000      $5,793,000
Gross profit                                     2,312,000       2,575,000
Selling, general and administrative expenses     1,561,000       1,697,000
Research and development                           394,000         211,000
Interest expense (income), net                      24,000         (13,000)
Income before income taxes                         333,000         680,000
Provision for income taxes                         120,000         252,000
Net income                                         213,000         428,000

Net income per common share-basic                     $.12            $.25
Net income per common share-diluted                   $.12            $.24

Weighted average shares outstanding-basic        1,769,000       1,735,000
Weighted average shares outstanding-diluted      1,769,000       1,780,000

Note: The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.